EXHIBIT 99.1

Stantec to provide engineering services for Western Australia's first comprehensive city centre university campus through one of five major contracts awarded in Perth City Deal milestone

EDMONTON, Alberta and NEW YORK and PERTH, Australia, Sept. 02, 2021 (GLOBE NEWSWIRE) -- NYSE, TSX:STN

Global design and engineering firm Stantec was selected as lead engineer for the Edith Cowan University (ECU) City in Perth. The firm is part of a consortium of leading local, national, and international architects and engineers that will design the AUS$695 million project.

The project represents one of the largest contracts to come from the AUS$1.5 billion Perth City Deal to date. Announced last year, the Perth City Deal seeks to re-energize Perth, bringing government and private investment into the Central Business District, creating almost 10,000 jobs while encouraging more people back into the city to bring economic benefits for small businesses.

As lead engineer, Stantec will provide civil and structural engineering as well as building and traffic planning services. Australian architectural firm Lyons, in partnership with Perth-based Silver Thomas Hanley and international architects Haworth Tompkins, have been announced as the design team. Marshall Day will carry out the City Campus' acoustic engineering. Urbis will lead on town planning. Donald Cant Watts Corke is already working on site providing quantity surveying services.

The concept designs have been submitted as part of the Development Application process for ECU City, which will be Western Australia's first comprehensive city centre university campus—the centrepiece of the Perth City Deal.

Developed over two sites, the 60,000-square-meter, 11-super-level ECU City is envisioned as a highly transparent, animated downtown streetscape with a rich variety of activity occurring within the performance spaces, studios, and state-of-the-art digital labs. The campus represents an opportunity to integrate creative industries, business, and technology courses with ECU’s internationally recognized Western Australian Academy of Performing Arts (WAAPA).

Targeting a Five Star Green Rating, the campus plan features an intelligent façade design that provides sun shading. Inside, the building will feature adaptive and energy efficient climate control with natural ventilation. Advanced technology will be on display throughout the space with a dynamic digital media façade and immersive entrance, Cyber Security Operations Centre, world-class digital hub for global business education, motion capture film studio, spatial sound lab, and next generation technology programs and labs.

The new campus aims to attract over 9,000 students and staff by 2025, growing to over 11,000 students and staff by 2034. Construction is expected to begin in 2021 and the campus will open in 2025.

The project award represents the most recent in a series of gains resulting from Stantec’s regional acquisition strategy in the Australia & New Zealand market. Within the past three years, the firm has acquired Engenium, GTA Consultants, Wood & Grieve Engineers, and The Traffic Design group to enhance a broader, multidiscipline presence to support clients. Newly integrated regional Stantec design teams formed through acquisitions will support every facet of the ECU project.

For more information on the project, visit http://www.citycampus.ecu.edu.au.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph (949) 923-6085	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

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Design with community in mind